UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission File No. 001-35743

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
CST BRANDS, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CST BRANDS, INC.
One Valero Way
Building D, Suite 200
San Antonio, Texas 78249

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the CST Brands, Inc. Benefit Plans Administrative Committee
CST Brands, Inc. Savings Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the CST Brands, Inc. Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule as listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD LLP
San Antonio, Texas
June 16, 2016

CST BRANDS, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2015	2014
Assets
Investments at fair value:
Mutual funds	$54,840	$47,684
Common/collective trusts	62,439	67,937
CST Brands, Inc. common stock	4,544	4,785
Valero Energy Corporation common stock	35,261	27,943
Certificate of deposit	5,043	4,305
Money market security	289	32
Self-directed accounts	14,872	10,221
Total investments at fair value	177,288	162,907

Receivables:
Notes receivable from participants	9,150	9,323
Employer receivable	4,431	3,627
Due from broker for securities sold	4	3
Total receivables	13,585	12,953

Net assets available for benefits	$190,873	$175,860

See Notes to Financial Statements

CST BRANDS, INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits (in thousands)

Year Ended
Investment income:	December 31, 2015
Net appreciation in fair value of investments	$7,679
Interest and dividends	3,301
Other income	49
Total investment income	11,029

Interest income on notes receivable from participants	392
Contributions:
Participants	7,349
Employer	8,157
Rollovers	2,299
Total contributions	17,805
Total additions	29,226

Deductions:
Benefits paid to participants	(14,097)
Administrative expenses	(116)
Total deductions	(14,213)

Net increase in net assets available for benefits	15,013
Net assets available for benefits, beginning of year	175,860
Net assets available for benefits, end of year	$190,873

See Notes to Financial Statements

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

Note 1:	Description of the Plan
General
The CST Brands, Inc. Savings Plan, a Safe Harbor Plan (the Plan), was created on May 1, 2013 and is a qualified profit-sharing plan covering certain of CST’s employees in the United States (U.S.). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
Plan Administration
On May 1, 2013, Valero Energy Corporation (Valero) completed the separation of its retail business, creating an independent public company named CST Brands, Inc. (the Company or CST). In accordance with the separation and distribution agreement, the separation occurred by way of a pro rata distribution of 80% of the outstanding shares of CST common stock to Valero’s stockholders on May 1, 2013. Each Valero stockholder received one share of CST stock for every nine shares of Valero stock held at the close of business on the record date of April 19, 2013. This distribution included shares of Valero stock held in the Valero Energy Corporation Thrift Plan and the Valero Energy Corporation Savings Plan (the Valero Plans). Participants in the Valero Plans who became employees of CST on May 1, 2013 were 100% vested in their employer contributions in the Plan and their participant account balances were transferred to the Plan on May 1, 2013. The Valero stock held by the Plan as a result of this distribution is frozen to new contributions.
The Company operates in the U.S. and Canada, and is one of the largest independent retailers of motor fuel and convenience merchandise items in North America. The Company’s operations include (i) the sale of motor fuel at convenience stores, commission agent sites and cardlocks (which are unattended self-service fueling stations that provide motor fuel to fleet customers, such as trucking and other commercial customers), (ii) the sale of convenience merchandise items and other services (such as car wash operations, and commissions from lottery, money orders, air/water/vacuum services, video and game rentals and access to automated teller machines), and (iii) the sale of heating oil to residential customers and the sale of heating oil and motor fuel to small commercial customers.
On October 1, 2014, the Company completed the GP Purchase and IDR Purchase for $17 million in cash and approximately 2.0 million shares of CST common stock. As a result, the Company controls the operations of CrossAmerica, a publicly traded limited partnership. CrossAmerica is engaged in the wholesale distribution of motor fuels, consisting of gasoline and diesel fuel, and the ownership and leasing of real estate used in the retail distribution of motor fuels. CrossAmerica’s operations are conducted entirely within the U.S.
The “GP Purchase” refers to the Company’s purchase from Lehigh Gas Corporation (LGC) of 100% of the equity interests in Lehigh Gas GP LLC (the General Partner), the General Partner of Lehigh Gas Partners LP, a publicly traded limited partnership. After the GP Purchase, the name of Lehigh Gas Partners LP was changed to CrossAmerica Partners LP (CrossAmerica). CrossAmerica’s units trade on the New York Stock Exchange (NYSE) under the symbol “CAPL.”
The “IDR Purchase” refers to the Company’s purchase of all of the membership interests in limited liability companies formed by the 2004 Irrevocable Agreement of Trust of Joseph V. Topper, Sr. and the 2008 Irrevocable Agreement of Trust of John B. Reilly, Jr., which owned all of the incentive distribution rights in Lehigh Gas Partners LP.
CrossAmerica’s General Partner manages operations and activities on their behalf. Pursuant to the Amended and Restated Omnibus Agreement, employees of CST provide management services to CrossAmerica. As of December 31, 2015, pursuant to the Amended and Restated Omnibus Agreement, 77 employees of CST provide management services to CrossAmerica. As of December 31, 2015, CrossAmerica employed 1,052 persons who provide services to its retail operations. As of December 31, 2014, the majority of CrossAmerica’s management personnel were employees of Dunne Manning, Inc. (DMI) and related employee benefit costs were covered as part of a management fee. On January 1, 2015, all former employees of DMI associated with operating CrossAmerica became CST employees with access to CST's employee benefit plans.
In November 2014, CST and CrossAmerica jointly purchased the assets of Nice N Easy Grocery Shoppes (Nice N Easy). CrossAmerica purchased the real property of 23 fee sites as well as certain wholesale fuel distribution assets.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

CST purchased the retail operations of 32 company-operated convenience stores and certain other assets, including certain personal property, inventory and working capital. All of the Nice N Easy sites are located in the state of New York and all former Nice N Easy employees became CST employees with access to CST's employee benefit plans.
In February 2016, CST closed on the purchase of all of the issued and outstanding equity interests in Flash Foods, LLC, a Georgia limited liability company, Fuel South, LLC, a Georgia limited liability company, Fuel South Express, LLC, a Georgia limited liability company, Bacon Grocery Company, LLC, a Georgia limited liability company, Cowford Holdings, LLC, a Georgia limited liability company, and Kemp Ridge Holdings, LLC, a Georgia limited liability company (collectively, Flash Foods). Flash Foods operates 165 convenience stores located in Georgia and Florida, which sell Flash Foods-branded fuel, 21 branded quick service restaurants, a land bank of 13 real estate sites to build NTIs, a merchandise distribution company with a 90,000 square foot distribution center in Georgia and a motor fuel supply company with access to the Colonial and Plantation Pipelines, leased storage and a company owned transportation fleet. All former Flash Foods employees became CST employees with access to CST's employee benefit plans.
CST’s and Valero’s common stock trade on the NYSE under the symbols “CST” and “VLO,” respectively.
The Plan is a defined contribution plan sponsored by the Company for the benefit of its eligible employees. Bank of America, N.A. (BANA) is the Trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan. The Plan is administered by CST’s Benefit Plans Administrative Committee (the Committee). The Board of Directors of CST has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan, including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.
Eligibility and Participation
The Plan was established for all U.S. employees of the Company. These eligible employees are:

•
A store level employee, defined as an employee of the Company whose principal place of employment is a retail facility serving the motor vehicle public, such as a retail fueling facility, a convenience store, a truck stop, or a restaurant, including facility technician and bookkeeping positions, and is identified in the Company records as a store employee. A store level employee may begin contributing to the Plan and is eligible for the safe harbor matching contribution on the first day of the month coincident with or next following completion of one year of service.

•
An above store level employee, defined as an employee of the Company who is not a store level employee. An above store level employee may begin contributing to the Plan as soon as administratively possible following their date of hire.

Participation in the Plan is voluntary.
Contributions
The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions on behalf of the employee in amounts up to 50% of employee’s eligible compensation. Employee rollover and employee Roth contributions are also permitted. The Company makes matching contributions of 100% of the participant’s salary deferral amounts on the first 3% of participant’s compensation and an additional 50% of the participant’s contributions up to the next 2% of the participant’s eligible pay. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. The Board of Directors approved $4.4 million and $3.6 million of profit sharing contributions for the year ended December 31, 2015 and December 31, 2014, respectively, which are shown in the Statements of Net Assets Available for Benefits as an employer receivable.
The Internal Revenue Code (Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions, plus earnings thereon. Additionally, participants are fully vested in CST’s safe harbor matching contributions. To the extent they are made, profit-sharing contributions cliff vest after 3 years of service. Employees will earn time credit toward years of service beginning the first day of employment. For participants employed by the Company or one of its subsidiaries as of the effective date of the Plan or who transfered from Valero on or before August 31, 2013, any prior service recognized under the Valero Plans for such individual was recognized under the Plan for purposes of satisfying any service requirements for eligibility and vesting. At the Company’s discretion in connection with Company acquisition activities, a participant’s prior service with another employer may be recognized under the plan for purposes of satisfying any service requirements for eligibility to participate and vesting of profit-sharing contributions.
In the event an active participant is determined to be totally and permanently disabled, or dies during active employment, the participant’s profit sharing contributions will become fully vested, if not already fully vested.
Eligible participants rehired following a termination of employment are generally reinstated in the Plan as of their rehire date and may begin contributing as soon as administratively possible. A participant’s continuous service prior to rehire is generally reinstated upon the participant’s rehire date.
For participants who were not vested in the participant’s profit-sharing contributions on the last day worked and were rehired, if the time between termination and rehire is:

•
Less than 12 months, the period between termination and rehire will be counted toward vesting as though the participant never left. All prior continuous service is reinstated for vesting credit service upon a participant’s rehire.

•	Greater than 12 months, the period between termination and rehire will be disregarded toward vesting.
If a participant was 100% vested at termination, the participant will always remain vested. An authorized leave of absence does not constitute a break in service provided the participant returns to work immediately after the leave ends.
An employee is deemed to have incurred a break in service when an employee has been severed for twelve consecutive months. If a participant is absent from work for less than a year, the period of absence will count towards their years of service for vesting. One year of service is credited for every 365 days.
Forfeitures
If a participant leaves the Company before becoming fully vested in the Company profit-sharing contributions, the participant will lose the non-vested portion. The non-vested portion or forfeited amount will be placed in a forfeiture account in the Plan and may be used to reduce Company contributions and / or to pay plan expenses. If an employee becomes reemployed with the Company, the amount that was forfeited (if any) will be restored without adjustment for any subsequent earnings or losses. The restored forfeited amount will be adjusted for any vesting previously earned. There were $24 thousand and $42 thousand in forfeitures at December 31, 2015 and December 31, 2014, respectively, that may be used to reduce Company contributions and / or to pay plan expenses.
Investment Options
Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. The Plan has implemented limitations on the percentage a participant may contribute directly to CST common stock and to the percentage of a participant’s overall total account balance that can be invested in the stock. The percentage of contributions directed to CST common

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

stock cannot exceed 20%. Participants may not request fund transfers into CST common stock to the extent that such transfers would cause the CST common stock investment to exceed 20% of the participant’s total portfolio.
In addition to the various investment funds, the Plan also offers participants having a vested account balance in excess of $100,000 the opportunity to set up self-directed brokerage accounts. Under these types of accounts, participant contributions are invested in all mutual funds distributed through BANA, as well as, securities of the NYSE, American Stock Exchange and certain Over-the-Counter equity securities.
Effective December 15, 2016, Valero stock will be removed from the Plan. Participants invested in Valero stock will have until that date the opportunity to transfer their balance to a different investment option, otherwise an alternative investment will be chosen by Plan management and the transfer will be made for them.
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	One withdrawal during any six-month period from a participant’s frozen after-tax and/or rollover contribution account types;

•	upon completion of three years of employment, one withdrawal from a participant’s frozen after-tax, rollover contribution, and/or profit sharing contribution account types;

•
upon completion of five years of employment, one withdrawal from a participant’s frozen matching contribution account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision; and

•	upon reaching the age of 59 1/2, the participant can make one withdrawal during any six-month period using all available funds without regard to the contribution type.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to the distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. A participant or beneficiary may elect to receive the entire distribution in a lump sum payment. Alternatively, a participant may elect to do a direct rollover of any amount eligible for rollover from a participant’s account to a qualified retirement plan or IRA.
If the value of the participant’s accounts at the time distribution is to be made exceeds $1,000 (or a greater amount prescribed by IRS limits), participants may elect to delay distribution until a later date not later than April 1 of the year following the year when the participant turns 70 1/2 years old.
Notes Receivable from Participants
The Plan allows loans to active eligible participants. The minimum amount of a loan is $500. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates at the time the loan is made. As of December 31, 2015 and 2014, interest rates on outstanding participant loans ranged from 4.25% to 9.0% and the maturity dates of current outstanding loans range from January 2016 to July 2030. A participant can have two loans outstanding under the Plan at any time.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

Administrative Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by CST. CST also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees and redemption fees, are deducted from the respective participant’s account and are included in withdrawals by participants.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis, which approximates fair value.
The Plan has one benefit-responsive investment contract, the Federated Capital Preservation Fund. As disclosed in Note 3, the contract value approximates the fair value of the Federated Capital Preservation Fund as of December 31, 2015 and 2014.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 5.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan. No allowances for credit losses were recorded as of December 31, 2015 or 2014. A note receivable from a participant that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan.
If a note receivable from a participant is not in a default status and the participant makes their final distribution from the Plan, then the participant’s loan balance is reduced and withdrawals to participants are increased to recognize the total taxable income associated with the distribution. If a note receivable from a participant is in a default status and

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

the participant makes their final distribution from the Plan, then the participant’s loan balance is reduced but the withdrawal is not increased because of the deemed distribution associated with the defaulted loan has already been recognized as taxable income.
Benefits Paid to Participants
Benefits paid to participants are recorded when paid.
Plan Tax Status
The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes, that the Plan is qualified and the related trust is tax exempt. From the Plan’s inception through the end of 2015, the plan operated as an individually-designed plan.  Effective January 1, 2016, the Company moved to a volume submitter specimen plan sponsored by Hunton & Williams LLP.  The volume submitter specimen plan was approved by the Internal Revenue Service (IRS) on March 31, 2014.   In conjunction with the migration to the volume submitter specimen plan, the Company submitted an application requesting a determination letter from the IRS for the additional plan attributes not covered by the specimen plan.  We expect to receive the approval by August 31, 2016 as to the form of the Plan being qualified under Section 401(a) of the Code and therefore, the related trust tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
New Accounting Pronouncements
In May 2015, the FASB issued Accounting Standards Update ("ASU") 2015-07- Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification Topic 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to not adopt ASU 2015-07 early. Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.
In July 2015, the FASB issued ASU 2015-12- Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

December 15, 2015. Parts I and II are to be applied retrospectively. Plans can early adopt any of the ASU's three parts without early adopting the other parts. Management has elected to not adopt ASU 2015-12 early. Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.

Note 3:	Investments
The Plan’s investments are held by a bank-administered trust fund. The fair value of the Plan’s investments at December 31, 2015 and 2014 were as follows (in thousands):

	December 31,
	2015	2014
Mutual funds	$54,840	$47,684
Common/collective trusts	62,439	67,937
CST Brands, Inc. common stock	4,544	4,785
Valero Energy Corporation common stock	35,261	27,943
Certificate of deposit	5,043	4,305
Money market security	289	32
Self-directed accounts	14,872	10,221
Total investments	$177,288	$162,907
During the year ended December 31, 2015, the Plan’s investments appreciated in fair value as follows (in thousands):

Year Ended December 31,
2015
Mutual funds	$(2,701)
Common/collective trusts	(581)
Common stock	10,961
Net appreciation in fair value of investments	$7,679
The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 were as follows (in thousands):

	December 31,
	2015	2014
Valero Energy Corporation Common Stock	$35,261	$27,943
Vanguard PRIMECAP Core Fund	$17,767	$11,289
BlackRock Basic Value Fund*	$8,131	$8,815
Federated Capital Preservation Fund (contract values of $21,207 and $20,874, respectively)	$21,207	$20,874
* Does not represent five percent or more of the Plan assets as of December 31, 2015.
Interest and dividends realized on the Plan’s investments for 2015 were $3.3 million.
Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2015, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

Note 4:	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in CST common stock. As of December 31, 2015 and 2014, the Plan's investment in shares of CST common stock was $4,544 thousand and $4,785 thousand. Activity related to the stock included contributions, transfers in and other credits of $953 thousand, withdrawals, transfers out and other debits of $690 thousand and realized and unrealized losses of $504 thousand. CST is a party-in-interest to the Plan and provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Note 5:	Disclosures About Fair Value of Plan Assets and Liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities
The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
CST common stock, Valero common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security and certificate of deposit represent interest-bearing cash and are therefore categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. The fair value of the Plan’s investments in the LifePath Index Funds and the Victory Small Cap Value Fund are based on the fair values of the underlying assets. The fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuers using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

•
The self-directed accounts invest in U.S. government securities, money market securities, corporate bonds, common stock, preferred stock and mutual funds. These investments are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

The table below presents information about the Plan’s assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2015 and 2014 (in thousands).

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2015
Mutual Funds:
Foreign funds	$6,641	$—	$—	$6,641
Large-cap funds	33,397	—	—	33,397
Mid-cap funds	5,394	—	—	5,394
Small-cap funds	1,582	—	—	1,582
Bond funds	7,826	—	—	7,826
Common/collective trusts:
LifePath Index Funds	—	40,043	—	40,043
Victory Small Cap Value Fund	—	1,189	—	1,189
Federated Capital Preservation Fund	—	21,207	—	21,207
Common stock:
CST Brands, Inc. common stock	4,544	—	—	4,544
Valero Energy Corporation common stock	35,261	—	—	35,261
Certificate of deposit:
Retirement Bank Account	5,043	—	—	5,043
Money market account	289	—	—	289
Self-directed accounts:
Common stock	10,497	—	—	10,497
Money market account	2,034	—	—	2,034
Mutual funds	1,554	—	—	1,554
Corporate bonds	177	—	—	177
Certificate of deposit	34	—	—	34
Cash	76	—	—	76
Other assets	11	—	—	11
U.S. government securities	329	—	—	329
Preferred stock	160	—	—	160
Investments at fair value	$114,849	$62,439	$—	$177,288

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2014
Mutual Funds:
Foreign funds	$6,406	$—	$—	$6,406
Large-cap funds	27,055	—	—	27,055
Mid-cap funds	4,848	—	—	4,848
Small-cap funds	1,835	—	—	1,835
Bond funds	7,540	—	—	7,540
Common/collective trusts:
LifePath Index Funds	—	39,335	—	39,335
Victory Small Cap Value Fund	—	883	—	883
Federated Capital Preservation Fund	—	20,874	—	20,874
SSgA S&P 500 Index Fund	—	6,845	—	6,845
Common stock:
CST Brands, Inc. common stock	4,785	—	—	4,785
Valero Energy Corporation common stock	27,943	—	—	27,943
Certificate of deposit:
Retirement Bank Account	4,305	—	—	4,305
Money market account	32	—	—	32
Self-directed accounts:
Common stock	7,006	—	—	7,006
Money market account	1,557	—	—	1,557
Mutual funds	1,138	—	—	1,138
Corporate bonds	195	—	—	195
Certificate of Deposit	124	—	—	124
Cash	32	—	—	32
Other assets	56	—	—	56
U.S. government securities	46	—	—	46
Preferred stock	67	—	—	67
Investments at fair value	$94,970	$67,937	$—	$162,907
Transfers Between Levels
During the years ended December 31, 2015 and 2014, there were no transfers between assets classified as Level 1 and Level 2.

Supplementary Information

CST BRANDS, INC. SAVINGS PLAN
EIN 46-1365950 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015 (in thousands)

Identity of Issue/Description of Investment	Current Value
Mutual funds:
American Funds EuroPacific Growth Fund	$6,641
Pioneer Bond Fund	7,818
Vanguard Extended Market Index Fund	5,390
Vanguard Institutional Index Fund	7,499
Vanguard Total Bond Market Index Fund Admiral Shares	8
Vanguard PRIMECAP Core Fund	17,767
Eagle Mid Cap Growth Fund	4
Wells Fargo Small Company Inst	1,582
BlackRock Basic Value Fund	8,131
Total mutual funds	54,840
Common/collective trusts:
Victory Small Cap Value Fund	1,189
Lifepath Index Retirement Fund	3,108
Lifepath Index Retirement Fund 2020	3,624
Lifepath Index Retirement Fund 2025	8,522
Lifepath Index Retirement Fund 2030	8,190
Lifepath Index Retirement Fund 2035	5,442
Lifepath Index Retirement Fund 2040	3,445
Lifepath Index Retirement Fund 2045	2,622
Lifepath Index Retirement Fund 2050	3,369
Lifepath Index Retirement Fund 2055	1,721
Federated Capital Preservation Fund	21,207
Total common/collective trusts	62,439
Common stock:
*CST Brands, Inc. Common Stock	4,544
Valero Energy Corporation Common Stock	35,261
Certificate of deposit:
*Retirement Bank Account	5,043
Money market	289
Self-directed accounts	14,872
*Notes receivable (interest rates range from 4.25% to 9.0%; maturity dates range from January 2016 to July 2030)	9,150
$186,438
*Party-in-interest to the Plan
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits

Exhibit No.	Description
23.1*	Consent of BKD, LLP, Independent Registered Public Accounting Firm.
* Filed herewith.

SIGNATURE
The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the CST Brands, Inc. Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CST BRANDS, INC. SAVINGS PLAN

By	/s/ Evan Smith
Evan Smith
Chairman of the CST Brands, Inc. Benefit Plans Administrative Committee
Vice President, CST Brands, Inc.

Date: June 16, 2016